Wildermuth Fund

Supplement dated October 18, 2022, to the Wildermuth Fund Class A Shares and Class C Shares

prospectus and the Class I Shares prospectus, each dated July 29, 2022 and to the Statement of Additional Information (“SAI”) of the Class A, Class C and Class I Shares of the

Wildermuth Fund dated July 29, 2022

As of (or around) October 15, 2022, the Wildermuth Fund no longer qualifies as a regulated investment company (”RIC”) under Subchapter M of the Internal Revenue Code for the 2022 taxable year. Therefore, the Fund’s taxable income will be subject to tax at corporate rates without any deduction for distributions to shareholders. In addition, distributions generally will be taxable as ordinary income to shareholders to the extent of the Fund’s current or accumulated earnings and profits. If the shareholder has held the Fund’s shares for more than 60 days during the 121-day period that begins 60 days before the ex-dividend date, such dividends will generally be eligible to be treated as qualified dividend income, which is generally taxed at a maximum federal income tax rate of 20%. Any so-called “return of capital” dividends (dividends that are not paid from the Fund’s current or accumulated earnings and profits) are generally not taxable but do reduce the shareholder’s tax basis in the Fund shares. If the shareholder’s tax basis has been reduced to zero or below, such distributions are taxable. The tax consequences described above will apply for 2022 and any future year in which the Fund does not qualify as a RIC.

The Fund may seek to requalify as a RIC in future tax years. If the Fund requalifies as a RIC, the Fund could be required to recognize unrealized gains, pay taxes, and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

Shareholders should consult their own tax advisors regarding any appliable tax consequences that may result from holding the Fund.

Investors Should Retain This Supplement for Future Reference